

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2024

Michael Winston
Interim Chief Executive Officer
Jet.AI Inc.
10845 Griffith Peak Dr.
Suite 200
Las Vegas, NV 89135

Re: Jet.AI Inc.
Preliminary Proxy on Schedule 14A
Filed April 22, 2024
File No. 001-40725

Dear Michael Winston:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy on Schedule 14A

Proposal 4 - Approval of the Issuance of Securities, page 39

1. You include under this proposal that pursuant to Nasdaq Listing Rule 5635(d), stockholder approval is required prior to the issuance of securities in connection with a transaction other than a public offering involving the sale, issuance or potential issuance of common stock equal to 20% or more of the common stock. Please clarify whether the shareholder vote would authorize issuance of Series B Preferred Stock shares that would be greater than 19.9% of the total number of shares of common stock outstanding, and, if so, discuss the consequences of shareholder approval.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell at 202-551-5351 or Daniel Morris at 202-551-3314 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jeanne Campanelli